UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 000-19253
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Panera Bread Company Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Panera Bread Company
6710 Clayton Road
Richmond Heights, MO 63117
(314) 633-7100

Panera Bread Company Savings Plan
Index
December 31, 2007 and 2006

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Participants of the Panera Bread Company Savings Plan and
The Board of Directors of Panera Bread Company
We have audited the accompanying statements of net assets available for benefits of the Panera Bread Company Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Panera Bread Company Savings Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2007 basic financial statements taken as a whole.

/s/ Brown Smith Wallace, LLC Brown Smith Wallace, LLC

St. Louis, Missouri June 20, 2008

Panera Bread Company Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006

Assets
Investments, at fair value	$19,396,176	$14,823,480

Receivables
Participant contributions	—	188
Employer contributions	—	64

Total receivables	—	252

Total assets	19,396,176	14,823,732

Liabilities
Excess contributions payable	254,387	179,263

Net assets available for benefits	$19,141,789	$14,644,469

The accompanying notes are an integral part of these financial statements.

Panera Bread Company Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2007 and 2006

	2007	2006
Additions
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$174,039	$838,935
Interest income	40,555	25,141
Dividends	120,897	75,903

Total investment income	335,491	939,979

Contributions
Participant	3,884,390	2,803,231
Employer	920,840	671,345
Rollover	713,752	1,264,397

Total contributions	5,518,982	4,738,973

Total additions	5,854,473	5,678,952

Deductions
Deductions from net assets attributed to
Benefits paid to participants	1,064,993	851,284
Excess contributions	249,114	180,609
Administrative expenses	43,046	30,585

Total deductions	1,357,153	1,062,478

Net increase	4,497,320	4,616,474

Net assets available for benefits
Beginning of year	14,644,469	10,027,995

End of year	$19,141,789	$14,644,469

The accompanying notes are an integral part of these financial statements.

Panera Bread Company Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
1.	Description of Plan

The following description of the Panera Bread Company Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, established for the purpose of enabling eligible employees to enhance their long-range financial security through regular savings with the benefit of Panera Bread Company (the “Company” or “Plan Sponsor”) matching contributions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Participation

The Plan covers substantially all employees of the Company except contracted and leased employees and employees who are covered by a collective bargaining agreement. Employees who are age 21 or older may participate in the Plan as of the first day of the calendar quarter after completing a twelve-month eligibility service period during which they completed 1,000 hours of service.

Contributions

Each year, participants may contribute up to 15% of their compensation, as defined by the Plan. The tax deferred participant contribution is limited to the maximum annual amount for the applicable Plan year under provisions of the Internal Revenue Code (the “Code”). Participation by eligible employees is voluntary. Participants who are age 50 before the end of the Plan year are eligible to make catch-up contributions. Rollover contributions from another qualifying plan may be made to the Plan, as further described in the Plan. Participants direct their contributions into various investment options offered by the Plan. The Plan currently offers sixteen funds and Panera Bread Company common stock as investment options for participants. The Company matching contribution is mandatory at 50% of the participant’s contribution on the first 3% of compensation.

Participant Accounts

All participant contributions are invested at the participant’s direction in the investment funds offered by the Plan and selected by the participant. The Company matching contribution is directed to the same investment funds and in the same allocation percentages as the participant has selected for his or her participant contributions. Plan earnings are allocated based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participant contributions plus actual earnings thereon vest immediately. Vesting of Company contributions plus earnings thereon is based on years of service. Vesting service is defined as one year of service during which 1,000 hours of service are completed in the consecutive twelve-month period ending on the last day of each Plan year. Participants vest over a period of five years at a rate of 25% each year beginning after two years of vesting service. Participants should refer to the Plan for a more complete description of the vesting requirements.

Panera Bread Company Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
Forfeitures

At December 31, 2007 and 2006, forfeited nonvested accounts were $34,510 and $23,979, respectively. These accounts will be used to reduce the amount of future Company matching contributions and to pay administrative expenses of the Plan. Forfeitures utilized to reduce Company matching contributions and administrative expenses in 2007 were $155 and $33,124, respectively. Forfeitures utilized to reduce Company matching contributions and administrative expenses in 2006 were $236 and $22,910, respectively.

Participant Loans

Participants may borrow from their vested fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The loans are secured by collateral of the balance in the participant’s account and bear interest at rates that are commensurate with prevailing market rates as determined quarterly by the Plan Administrator.

Payment of Benefits

For disability, retirement or termination of service due to death or other reasons, the participant will receive a lump-sum distribution equal to the value of the vested interest in his or her account; however, if such account exceeds $1,000, a participant may elect to defer distribution to a future day as more fully discussed by the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting, except for benefits, which are recorded as paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in mutual funds are stated at fair value as determined by the Principal Life Insurance Company (“Principal”) investment managers based on quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Pooled separate accounts are valued at the net asset value of shares held by the Plan at year-end. The Panera Bread Class A Common Stock Fund is recorded at fair value, based on the closing market price of the stock on the last business day of the Plan year.

Purchases and sales of investments and realized gains and losses are accounted for on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.

Panera Bread Company Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
The Plan presents in the Statement of Changes in Net Assets Available for Benefits for the fiscal years indicated, the net appreciation in the fair value of its investments, which consists of the change in market value from the beginning to the end of the Plan year for investments retained in the Plan, and realized gains and losses, which represent the difference between historical cost and proceeds received.

Administrative Expenses

Certain administrative expenses, in excess of forfeitures, are paid by the Company. Participants who elect to enter into transactions not covered by the Company are charged administrative fees related to those transactions.

Risks and Uncertainties

Investment securities in general are exposed to various risks, such as significant world events, interest rate, credit, and overall market volatility risk. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 157, Fair Value Measures (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently reviewing the provisions of SFAS 157 to determine the impact, if any, on its financial statements.

3.	Investments

The following table presents investments greater than 5% of net assets at December 31, 2007 and 2006:

	2007	2006

Principal Money Market Separate Account	$2,803,378	$2,260,793
Principal Large Capital Stock Index Separate Account	2,352,844	1,937,146
American Funds Europacific Growth Fund	2,044,532	1,180,298
T. Rowe Price Capital Appreciation Fund	2,000,912	1,597,227
Principal Bond and Mortgage Separate Account	1,831,890	1,401,741
Fidelity Advisor Mid Cap Fund Institutional	1,578,769	1,115,377
T. Rowe Price Equity Income Fund	1,462,449	1,086,106
Panera Bread Class A Stock Fund	1,283,698	1,792,970
Fidelity Advisor Equity Growth Institutional (1)	1,015,642	622,963

(1)	The Fidelity Advisor Equity Growth Institutional investment was less than 5% of net assets at December 31, 2006; however, the balance at the end of 2006 is included for comparative purposes.

Panera Bread Company Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the respective period) appreciated (depreciated) in value by $174,039 and $838,935, respectively, as follows:

	2007	2006

American Funds Europacific Growth Fund	$232,856	$145,782
Fidelity Advisor Equity Growth Institutional	179,039	34,046
Principal Money Market Separate Account	117,979	88,954
Fidelity Advisor Mid Cap Fund Institutional	112,027	118,589
Principal Large Capital Stock Index Separate Account	101,739	223,946
Principal Bond and Mortgage Separate Account	58,911	52,159
T. Rowe Price Capital Appreciation Fund	24,130	151,093
Principal Financial Group Stock Fund	12,890	14,728
Principal Russell LifePoints Growth Strategy Separate Account	7,235	4,073
Principal Russell LifePoints Balanced Strategy Separate Account	7,115	4,947
Principal Russell LifePoints Moderate Strategy Separate Account	6,831	700
T. Rowe Price Equity Income Fund	6,420	137,683
Principal Russell LifePoints Equity Growth Strategy Separate Account	4,962	4,471
Principal Russell LifePoints Conservative Strategy Separate Account	1,382	314
American Century Small Cap Value Advisor Fund	(30,809)	52,614
American Century Value Advisor Fund	(52,566)	67,125
Panera Bread Class A Stock Fund	(616,102)	(262,289)

	$174,039	$838,935

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants should refer to the Plan for a description of the priorities or distribution of Plan benefits in the event of termination. Generally, any distribution would be made in proportion to the participant’s interest, after deduction of allowable expenses.

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 27, 2005 (the “Determination Letter”) that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the Determination Letter. However, the Plan’s administrator and legal counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

Panera Bread Company Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
6.	Transactions with Parties-in-Interest

At December 31, 2007 and 2006, the Plan held units of participation in various pooled separate accounts. During 2007 and 2006, participants were also able to purchase shares of Company common stock as an investment option. Additionally, participants were able to take loans against their vested account balance. These various investments had a total fair value of $10,003,335 and $8,089,599 at December 31, 2007 and 2006, respectively. During the years ended December 31, 2007 and 2006, transactions with these investments included aggregate purchases of $3,533,870 and $3,224,196, respectively, and aggregate sales of $1,753,832 and $1,369,760, respectively. These transactions are allowable party-in-interest transactions under Section 408(b)(8) of the ERISA regulations.

Fees paid by the Plan for investment management and administrative services were $43,046 and $30,585 for the years ended December 31, 2007 and 2006, respectively.

7.	Reconciliation of Financial Statements with Form 5500

The following is a reconciliation of the net assets available for benefits and excess contributions per the 2007 and 2006 financial statements to the related Form 5500:

	December 31,
	2007	2006

Net assets available for benefits per the financial statements	$19,141,789	$14,644,469

Excess contributions payable	254,387	179,263

Net assets available for benefits per the Form 5500	$19,396,176	$14,823,732

Year Ended
December 31, 2007

Change in net assets available for benefits per the financial statements	$4,497,320

Excess contributions payable	254,387
Prior year excess contributions payable	(179,263)

Change in net assets available for benefits per the Form 5500	$4,572,444

Panera Bread Company Savings Plan
Supplemental Information
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2007

	Description of investment including
Identity of issuer, borrower, lessor,	maturity date, rate of interest, collateral,	Current
or similar party	par, or maturity value	Value

* Principal Life Insurance Company	Money Market Separate Account	$2,803,378
* Principal Life Insurance Company	Large Capital Stock Index Separate Account	2,352,844
American Funds Service Company	Europacific Growth Fund	2,044,532
T. Rowe Price Funds	Capital Appreciation Fund	2,000,912
* Principal Life Insurance Company	Bond and Mortgage Separate Account	1,831,890
Fidelity Investments	Advisor Mid Cap Fund Institutional	1,578,769
T. Rowe Price Funds	Equity Income Fund	1,462,449
* Panera Bread Company	Panera Bread Class A Stock Fund	1,283,698
Fidelity Investments	Advisor Equity Growth Institutional	1,015,642
American Century Investments	Value Advisor Fund	657,264
American Century Investments	Small Cap Value Advisor Fund	633,273
* Principal Life Insurance Company	Russell LifePoints Balanced Strategy Separate Account	317,843
* Principal Life Insurance Company	Russell LifePoints Growth Strategy Separate Account	314,203
* Principal Life Insurance Company	Russell LifePoints Equity Growth Strategy Separate Account	246,937
* Principal Life Insurance Company	Russell LifePoints Moderate Strategy Separate Account	163,895
* Principal Life Insurance Company	Principal Financial Group Stock Fund	83,875
* Principal Life Insurance Company	Russell LifePoints Conservative Strategy Separate Account	74,165
* Participant Loans	Participant Loans (various maturities with interest rates ranging from 6.00% to 10.25%)	530,607

		$19,396,176

*	Represents parties-in-interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PANERA BREAD COMPANY SAVINGS PLAN
By:	Panera Bread Company, Plan Administrator

By:	/s/ Jeffrey W. Kip
	Name:	Jeffrey W. Kip
	Title:	Senior Vice President, Chief Financial Officer
Date: June 20, 2008

EXHIBIT INDEX

Exhibit No.	Title
23	Consent of Brown Smith Wallace, LLC